

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

September 22, 2009

Via Facsimile and U.S. Mail

Bernard L. Birkel
Corporate Secretary
MAXXAM, Inc.
1330 Post Oak Boulevard, Suite 2000
Houston, TX 77056-3058

>   Re: **MAXXAM, Inc.**
>   **Schedule 13E-3 filed August 26, 2009 by Maxxam, Inc. and
>   Charles E. Hurwitz
>   File No. 005-02917**
>
>   **Amendment No. 1 to Schedule 13E-3 filed September 4, 2009 by Maxxam,
>   Inc. and Charles E. Hurwitz
>   File No. 005-02917**
>
>   **Preliminary Schedule 14A filed August 26, 2009
>   File No. 001-03924**
>
>   **Form 10-K filed March 31, 2009
>   File No. 001-03924**
>
>   **Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
>   File No. 001-03924**

Dear Mr. Birkel:

We have limited our review of your filings to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used here have the same meaning as in the proxy statement referenced above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Based on the disclosure on page 38 of your Schedule 14A and the 13D/A filed on September 1, 2009, Gilda Investments, LLC, Giddeon Holdings, Inc., the Hurwitz Investment Partnership L.P., the Hurwitz Family Foundation, and Shawn M. Hurwitz are a controlling stockholder group within the meaning of Section 13(d) of the Securities Exchange Act of 1934. Please revise the Schedule 13E-3 to identify all the above parties as affiliates engaged in a going private transaction, or advise. See Rule 13e-3(a)(1).

Introduction, page 1

2.   Please also remove the disclosure you include under this header disclaiming the "affiliate" status of the filing persons. The identification of a filing person on the Schedule 13e-3 renders such a disclaimer inappropriate.

3.   We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

Item 2. Subject Company Information, page 2

4.   We note that you list your Class A stock as "$.50 Non-Cumulative Participating Convertible Preferred Stock," yet disclosure in your Schedule 14A indicates that the liquidation preference is $.05.   Please reconcile this discrepancy or advise.

Item 3. Identity and Background of Filing Persons, page 2

5.   See our comment above regarding the addition of filing persons. Please provide the information required by Items 3, 5, 6, 10 and 11 for each person called for by Instruction C with respect to any other filing person that you add to your Schedule 13E-3.

Amendment No. 1 to Schedule 13E-3

<u>Exhibit (c)(ii)</u>

6. We note the limitation on reliance by shareholders appearing on page 3 of the August 19, 2009 presentation materials. This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term "solely." Alternatively, if you retain this limitation, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Schedule 14A

<u>General</u>

7. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

8. Revise all the disclosures regarding fairness of the transaction throughout the document to separately address fairness to each group of unaffiliated shareholders. For example, we refer you to disclosure on page 23 where you disclose that the board of directors believes the reverse stock split is fair to all the company's stockholders. Please revise statements such as these to address separately the determination of fairness with respect to unaffiliated stockholders. *See* Question and Answer #19 in Exchange Act Release No. 34-17719.

Important Notice, page 1

9.   Please delete the sentence in which you state that investors should not interpret the proxy statement or any other communication from the company as legal, tax, accounting or other expert advice.

10.   We note that you state that investors "should" consult their own lawyers, accountants or other advisors. Please revise this to state that investors "are encouraged" to consult their own advisors. Also revise throughout your filing.

Summary Term Sheet, page 1

11.   We note that you have used a number of defined terms in your summary term sheet and throughout your filing. Item 1001 of Regulation M-A requires that the summary term sheet be written in plain English. Please revise your summary term sheet and the rest of your filing to limit your use of defined terms.

12.   The summary term sheet should be in bullet point format and should highlight the most important terms of the transaction, with cross-references to more detailed discussion later in the proxy statement. See Item 1001 of Regulation M-A. Please revise. Consider combining the existing summary term sheet section with the Question and Answer section that follows it.

Forward-Looking Statements, page 8

13.   Please relocate this section so that it appears at some point after your special factors section.

Questions and Answers About the Meeting and the Reverse Stock Split, page 8

Q: What does it mean to "go dark" and what are its benefits?, page 8

14.   Please explain why the fact that there has historically been very limited trading in your shares is an advantage of "going dark." Similarly explain why the fact that your smallest shareholders represent a large number of the record holders of your common and preferred stock is an advantage of "going dark."

What are the disadvantages of "going dark"? page 9

15.   Either add the following disadvantages or tell us why they are either not applicable or not disadvantages: less detailed public audits and elimination of the benefits to required disclosure about executive compensation. Also, we suggest revising the last bullet to describe it as elimination of the protections to investors contained in the liability provisions you reference.

Special Factors, page 15

16. Items 7, 8 and 9 of Schedule 13E-3 should appear in the special factors section at the beginning of the proxy statement immediately following the summary term sheet and your questions and answers section. Please revise this section accordingly. See Rule 13e-3(e)(1)(ii).

Purpose of the Reverse Stock Split, page 15

17. For *each* filing person, including Mr. Hurwitz in his individual capacity, please state more clearly the reasons for undertaking the Rule 13e-3 transaction at this time, as compared to another time in the operating history of the company. For example, please discuss in more detail the bankruptcy of your subsidiaries, the nature of the ongoing litigation relating to your forest products subsidiaries, and your deteriorating financial position. Refer to Item 1013(c) of Regulation M-A.

18. Please briefly describe what you mean by "qui tam litigation."

19. We note that you state that sales by your real estate subsidiaries have fallen off "dramatically" since 2006. Please quantify how much your sales have decreased.

20. Please quantify the amount of your negative cash flows and your declining cash balances.

Effects of the Reverse Stock Split, page 19

21. Please describe the effect of the going private transaction on each affiliate filing person's interest in the net book value and net loss of the company, in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Alternatives to the Reverse Stock Split, page 22

22. Each filing person must provide disclosure regarding the alternative means considered by that filing person to accomplish the stated purposes. In this regard, you disclose in the first paragraph that Mr. Hurwitz rejected certain unspecified transactions. Please disclose these transactions and the reasons why Mr. Hurwitz did not support them.

23. Please disclose why an issuer tender offer and a cash-out merger would require the expenditure of more cash than a reverse stock split.

24.   Please revise to disclose whether you considered selling one of your two businesses to concentrate on the other or putting the company up for sale. If you did not, explain why.

Fairness of the Reverse Stock Split, page 23

25.   Each filing person, including Mr. Hurwitz in his individual capacity, must state whether the filing person reasonably believes that the transaction is fair or unfair, and provide the factors considered by the filing person in support of the filing person's fairness determination. See Item 1014(b) of Regulation M-A and related Instruction 2. Please revise your disclosure accordingly.

26.   A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the disclosure standards enunciated in Instruction 2 to Item 1014. See Question and Answer No. 20 of Exchange Act Release No. 17719 (April 13, 1981). If a filing party relied upon the analysis of another filing party, or of the financial advisor, that filing party must expressly adopt the analyses and conclusions of such other person. In this regard, it appears that the board of directors considered the fairness opinion of WoodRock. To the extent that the board or directors relied on WoodRock's analyses and did not perform its own, the board of directors must specifically adopt the analyses and conclusions of the financial advisor. Similar considerations would apply with respect to the fairness determination of Mr. Hurwitz. Please revise.

27.   We also note that throughout this section you state that the board believes that the reverse stock split is "substantively fair" to all of the company's stockholders. Please revise to address the procedural fairness of the transaction.

28.   We note your statement that the Board of Directors "did not attempt to establish prices that reflected the value of the Company as a whole." Please explain why you did not attempt to do so.

29.   We note that you decided the method to be used and split ratio to be utilized because the Board of Directors believed it would be the "most effective and efficient way" to reduce the number of record holders to below 300. Please explain the basis for your belief that the method and ratio selected were the most effective and efficient. Include, for example, the alternative ratios that you considered and why you rejected other ratios. In particular, address whether you considered alternative ratios that would have allowed more people to remain shareholders of the company after the reverse stock split.

30.   We note your statement in this section that the Board considered "among other things, the factors discussed below." Please revise to clarify that all material factors are discussed in this section.

31.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed irrelevant in the context of this particular transaction, that fact may be important for security holders in assessing the transaction and the company's fairness determination. If any factor would result in a higher per-share value, this fact must be disclosed. *See* Q & A Nos. 20 and 21 in Exchange Act Release 17719 (April 13, 1981). For example, revise to specifically identify the data the Board of Directors consulted regarding net book value, going-concern value**,** and prior repurchases. Please revise to explicitly address each factor or advise.

32.   We suggest rewriting this section. As written, it appears to suggest that the going private transaction is fair because the same reverse stock split ratio is applied to everyone but the consequence of the split is that some shareholders, without any effective say in the matter, will be disposed of their ownership of a company at a time when the stock is depressed due to a recession which there are some indications that the economy may be emerging from. The fairness discussion should address the consequences, not just that the same reverse stock split was applied to everyone.

33.   Refer to the first full paragraph on page 24. Please revise to explain why you did not engage in the safeguard of independent counsel to represent the interests of those being cashed out or independent committee to represent the same interests. From the disclosure it appears as if the board did not understand the distinction between those being cashed out and others who are also "unaffiliated" but who will not be cashed out. If this disclosure is correct, please add language clarifying that the board made no such distinction and explain why.

34.   Refer to the third full paragraph on page 24. The first sentence of this paragraph appears inconsistent with the statement about the involvement of the largest security holder in that capacity described on page 22. Please revise.

Background of the reverse stock split, page 30

35.   It is not apparent whether you have referenced <u>all</u> discussions, meetings, negotiations, and contacts among Board members, management, other affiliates and third parties, if any, that occurred during the past two years related to the going private transaction proposal. Please revise your disclosure to ensure that all meetings and contacts are disclosed. In revising your disclosure, please identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact. General phrases such as "various

matters" and "extensive discussion" are not appropriate. See Item 5 of Schedule 13E-3, and Instructions to Items 1005(b) and (c) of Regulation M-A. For example, but without limitation, refer to the following for additional guidance:

- Please discuss the content of the presentation given at the May 28, 2009 meeting regarding the company's cash position;

- please identify who first proposed the possibility of going private at the May 28, 2008 meeting;

- please disclose details of the discussions surrounding the potential alternatives considered to eliminate public company costs, including when these discussions took place; and

- disclose any dates management met with any shareholders and the substance of any discussions, negotiations or meetings that took place between the company, management and/or shareholders.

36.   Please disclose the reasons for determining the final cash out prices of the common and preferred shares, as opposed to others within the ranges of fairness given by WoodRock.

37.   We note that two of your directors interviewed two financial advisory firms and at the July 24, 2009 meeting recommended WoodRock to provide a fairness opinion. Please disclose why the directors recommended WoodRock, as opposed to the other firm.

38.   Please revise this section to include an account of the involvement of your largest security holder in that capacity. It appears that his role was critical in structuring the transaction and preventing alternatives.

Market Prices and Liquidity, page 25

39.   Please disclose what you mean by a "trailing six-month 95% probability range," and explain to investors why a decline of $3.80 to $13.50 from $3.87 to $17.30 is "significant."

Material United States Federal Income Tax Consequences, page 39

40.   Please describe the federal income tax consequences of the reverse stock split to each filing party on the Schedule 13E-3 and move this discussion to the "Special Factors" section of your filing. See Item 1013(d) of Regulation M-A.

41.   Please delete the word "certain" as this section should discuss all material federal tax consequences.

42.   Please delete the sentence in which you state that the tax discussion is for "general information only." Also revise to state that investors are "encouraged" to consult their own tax advisors.

Unavailability of Appraisal or Dissenters' Rights, page 44

43.   If applicable, please revise this section to briefly outline any other rights that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M-A.

Opinion of WoodRock & Co., page 45

44.   Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by WoodRock during the board's evaluation of the transaction, not just the final presentation, and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A. We note that you have filed the draft fairness opinion in an amendment to Schedule 13E-3 on September 4, 2009, but you do not appear to have filed all written presentations or draft opinions.

45.   Please include the internal forecasts, appraisals, and any other non-public information mentioned in the third bullet on page 46 in the next amendment or tell us why you believe it is not material to investors in MAXXAM.

Precedent Transactions Approach, page 50

46.   There are a number of ways of going private but all have the same result. Please explain why WoodRock only selected reverse stock splits. Also, please add disclosure about how many of the six sample companies were ones in which the vote was predetermined because a single group had over half the shares and how many were the result of a vote in which there was no control person. If that factor was not considered, please explain why. Tell us which companies were in which list.

Solicitation and Costs, page 54

47.   We reference your statement that proxies may be solicited by mail, personally, by fax or by telephone. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and

> information posted on the Internet, if any, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Common Stock Repurchases, page 55

48.   Please include the information required by Items 1002(f) and 1008(b) of Regulation M-A for each filing person.

Summary Historical Financial Information, page 57

49.   Please disclose the ratio of earnings to fixed charges or explain why you have not included this information. Refer to Instruction 1 to Item 13 of Schedule 13E-3 and Item 1010(c)(4) of Regulation M-A.

Form of Proxy

50.   Please state on each form of proxy that each proposal is conditioned on approval of all other proposals.

51.   Item 4 of each form of proxy speaks as to revocation of proxies given by the undersigned in certain circumstances. Please tell us the meaning of this language.

Form 10-K for fiscal year ended December 31, 2008

Signatures, page 75

52.   Your signature page should include the signature of your Principal Executive Officer, in his individual capacity. Refer to General Instruction D(2)(a) to Form 10-K. We note that you received this comment about the 10-K for the previous year but did not correct it in this year's submission.

Definitive Proxy Statement on Schedule 14A filed on April 30, 2009

Summary Compensation Table, page 18

53.   We note that you paid bonuses to your executives in 2007 and 2008, yet we do not see sufficient narrative discussion about the basis for these awards. Please disclose the criteria used to determine the awards, including any quantitative targets and formulas. The discussion of your Executive Bonus Plan on page 5 of your filing gives a general overview of your Executive Bonus Plan but does not sufficiently discuss how the bonus awards for individual executives in each year were determined.

*******************

As appropriate, please amend your Schedule 13E-3 and the accompanying disclosure document, as well as your 10-K, in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

You may contact Chanda DeLong at (202) 551-3490, Staff Attorney, David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 or me at (202) 551-3755 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Geoffrey K. Walker
        via facsimile: (713) 238-7433